Form C

Cover Page

Name of issuer:

Roll Craft LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 6/1/2025

Physical address of issuer:

7366 W. 83rd St
Los Angeles CA 90045

Website of issuer:

https://rollcraft.games/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

SAFE + Revenue Share

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of units as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,257.35	$0.00
Cash & Cash Equivalents:	$1,257.35	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($22,281.65)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Roll Craft LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Greg Berg	Editor	Self-employed	2025
Peter Hansell	COO	Soar Optics	2025
Robert Carroll	Fractional Product Management Consulting	Code Gray, Inc	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Greg Berg	President	2025
Peter Hansell	Vice President	2025
Peter Hansell	Art Director	2025
Robert Carroll	CEO	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Greg Berg	3000000.0 Class A Voting	33.33
Peter Hansell	3000000.0 Class A voting	33.33
Robert Carroll	3000000.0 Class A voting	33.33

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are using a third party development studio to create our game platform. While this allows us to get to market quicker, should something happen to the studio we would be set back.

We are using extensive AI tool for art and content generation. There is a risk that the user base could view AI generated content negatively.

We have commitments from our web gaming platform partners for launch users. If the platforms are not able to deliver their commitments we'll need to spend more funds on user acquisition.

The gaming industry is a crowded space. We are competing with a number of other games for the user attention and money. We'll need to rely on our extensive experience in design, mechanics and gamification to keep players engaged.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company.

Robert Carroll, Peter Hansell and Greg Berg are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Robert Carroll, Peter Hansell and Greg Berg are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team

may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Roll Craft LLC was incorporated in February 2025 and has an extremely limited operating history upon which investors can evaluate our business, operations, and prospects. We are in the early stages of developing our interactive adventure game and have not yet launched a commercially available product. The video game industry has a high failure rate, particularly for new entrants and early-stage companies. Our lack of operating history makes it difficult to forecast our future results or assess the challenges we may encounter. Investors must evaluate an investment in our company in light of the substantial risks and uncertainties inherent in an early-stage gaming company with no established track record of commercial success.

Our interactive adventure game is currently in development and has not been completed or commercially launched. Game development is a complex, time-consuming, and expensive process that involves significant technical, creative, and operational challenges. We may encounter unforeseen technical difficulties, design flaws, or development delays that could prevent us from completing the game as planned or within our anticipated timeline and budget. Even if we complete development, the final product may not meet player expectations, may contain bugs or technical issues, or may fail to deliver the engaging gameplay experience we envision. The concept of a 'living, evolving world' that we are developing requires ongoing content creation, technical infrastructure, and community management that may prove more difficult or costly to implement than anticipated. If we are unable to successfully complete development of our game or if the completed game fails to attract and retain players, our business will fail and investors will lose their entire investment.

Our success depends almost entirely on the continued services and performance of our three-person team and external development partners. With such a small team, we have minimal redundancy, and the loss of any team member would have a disproportionately severe impact on our operations and ability to execute our business plan. We do not maintain key person life insurance on any of our team members. The video game industry is highly competitive for talent, and we may face challenges in retaining our current team members or attracting additional qualified personnel as we grow. Our limited financial resources may make it difficult to offer competitive compensation packages compared to larger, more established gaming companies.

We have very limited cash reserves and are dependent on raising capital through this offering and potentially future financings to fund our operations and complete game development. Video game development requires significant capital investment for personnel, technology infrastructure, software licenses, marketing, and ongoing operational expenses. Based on our current financial position, we do not have sufficient resources to fully develop and launch our game, acquire users at scale, or sustain operations for an extended period. We do not have any commitments or arrangements for additional financing beyond this offering. If we are unable to raise sufficient capital, we will be forced to delay or curtail our development plans, reduce our team, or cease operations entirely. Even if additional financing is available, it may be on terms that are highly dilutive to existing investors or that impose burdensome restrictions on our operations. Our ability to raise capital may be affected by factors outside our control, including market conditions, investor sentiment toward the gaming industry,

and our progress in developing our game.

We have not generated any meaningful revenue to date and do not expect to generate significant revenue until we complete development of our game and successfully launch it to the market. We expect to continue incurring substantial operating losses as we invest in product development, infrastructure, team expansion, and user acquisition. The video game industry has high upfront development costs and uncertain revenue potential. Even after launch, there is no assurance that our game will attract sufficient paying players to cover our costs and achieve profitability. Our monetization strategy has not been fully defined or proven, and we may face challenges in converting players into paying customers or generating sustainable recurring revenue. Many video games, even those that attract initial player interest, fail to generate sufficient revenue to become profitable. If we are unable to generate adequate revenue or achieve profitability, we will continue to incur losses, will need to raise additional capital to continue operations, and may ultimately fail, resulting in a total loss of investment for our investors.

The video game industry is highly competitive and dominated by large, well-established companies with significantly greater financial resources, technical capabilities, marketing budgets, brand recognition, and industry relationships than we possess. We compete not only with other independent game developers but also with major publishers and platform holders who can invest substantial resources in game development and marketing. Many of our competitors have large, experienced development teams, proven track records of successful game launches, established player communities, and the ability to cross-promote games across their portfolios. The market for adventure and role-playing games is particularly crowded, with thousands of titles competing for player attention and spending. Players have limited time and budgets for gaming, and we must compete for both. Our competitors may be able to develop and launch games more quickly, offer more polished experiences, invest more heavily in marketing and user acquisition, or offer games at lower prices or for free with alternative monetization models. If we are unable to differentiate our game and compete effectively, we may fail to attract and retain a sufficient player base to sustain our business.

The success of our business depends entirely on our ability to attract and retain a substantial base of engaged players for our game. Player preferences in the gaming industry are unpredictable and subject to rapid change. Games that appear promising during development may fail to resonate with players upon release, and even games that initially attract players may quickly lose their audience if they fail to maintain engagement. The concept of a 'living, evolving world' that we are developing has not been validated with our target market, and players may not find this approach compelling or may prefer more traditional game designs. Word-of-mouth and online reviews are critical to a game's success, and negative initial reception can be difficult or impossible to overcome. We have limited resources for marketing and user acquisition compared to established competitors, which may make it difficult to achieve the visibility necessary to attract players in a crowded market. Additionally, player acquisition costs in the gaming industry have been rising, and we may find it economically unfeasible to acquire users at scale. If our game fails to achieve market acceptance or if we cannot acquire and retain players cost-effectively, our business will fail.

Our game will likely depend on various third-party platforms, technologies, and services for distribution, hosting, payment processing, analytics, and other critical functions. These may include digital distribution platforms, cloud infrastructure providers, payment processors, game engines, and other technology vendors. We have limited or no control over these third parties and are subject to their terms of service, pricing changes, technical

capabilities, and operational reliability. Changes to platform policies, fee structures, or algorithms could significantly impact our ability to reach players or our economics. Technical issues, service outages, or security breaches at third-party providers could disrupt our operations and harm our reputation. If we distribute our game through major platforms, we will be subject to their revenue sharing requirements, approval processes, and content policies, which could limit our flexibility and reduce our revenue. Some platforms may also compete with us directly or favor their own games or those of larger publishers. If any critical third-party provider changes its terms in a manner adverse to us, experiences operational issues, discontinues services we rely upon, or terminates our access to their platform, our business could be materially harmed and we may need to invest significant resources to find alternative solutions.

As an online gaming company, we will collect, store, and process personal information from our players, which subjects us to various data privacy and security laws and regulations. These include laws such as the California Consumer Privacy Act, the General Data Protection Regulation in Europe if we have players in those jurisdictions, and other federal, state, and international privacy laws. These regulations impose requirements regarding data collection practices, user consent, data security measures, breach notification, and user rights to access and delete their data. Compliance with these evolving and sometimes conflicting regulations requires significant resources and ongoing attention. We may need to implement costly technical and operational measures to ensure compliance, and our small team may lack the expertise to fully navigate these complex requirements. If we fail to comply with applicable data privacy laws, we could face regulatory investigations, significant fines and penalties, lawsuits from users or regulators, and reputational harm that could severely damage our business. Additionally, if we experience a data breach or security incident that compromises player information, we could face similar consequences as well as loss of player trust and significant costs to remediate the breach and notify affected individuals.

Our success depends significantly on our ability to protect the intellectual property in our game, including the game code, artwork, character designs, storylines, game mechanics, and other creative elements. We rely primarily on trade secrets, copyrights, and confidential information to protect our intellectual property. However, these protections may not be sufficient, particularly in the gaming industry where concepts and mechanics can be difficult to protect and where copying or imitation by competitors is common. We may not have the resources to adequately register, monitor, or enforce our intellectual property rights, particularly against larger competitors. Additionally, we face the risk that others may claim that our game infringes on their intellectual property rights, whether related to game mechanics, artwork, music, code, or other elements. Defending against such claims, even if meritless, can be extremely costly and time-consuming and could divert management attention from operating our business. If we are found to have infringed on others' intellectual property, we could be required to pay damages, cease using certain elements of our game, or redesign portions of our game, any of which could significantly delay our launch or harm our business. Given our limited resources, any significant intellectual property dispute could threaten the viability of our company.

Our business and the video game industry generally are subject to macroeconomic conditions and consumer spending patterns. During economic downturns or periods of economic uncertainty, consumers may reduce discretionary spending on entertainment products like video games. Changes in employment levels, consumer confidence, interest rates, inflation, or other economic factors could reduce demand for our game or players' willingness to make in-game purchases. Additionally, the gaming industry can be affected by broader trends in consumer behavior, technology adoption, and entertainment preferences. Shifts in how consumers choose to spend their leisure time, such as increased preference for other

forms of entertainment, could reduce the overall market for video games. As a small, early-stage company with limited financial resources, we are particularly vulnerable to adverse economic conditions and may not have the financial flexibility to weather extended periods of reduced demand or to adjust our business model in response to changing market conditions.

The securities being offered in this offering are a hybrid instrument that combines features of a Simple Agreement for Future Equity (SAFE) with a revenue sharing arrangement. This structure is complex and creates multiple layers of uncertainty regarding investor returns. The SAFE component means that investors will not receive equity immediately but rather a contractual right to receive equity in the future upon certain triggering events, such as a future priced equity financing or liquidity event. The terms of conversion, including valuation and the amount of equity investors will receive, will not be determined until such future events occur, which may be years away or may never occur. The revenue share component obligates the company to pay investors a percentage of revenue, but only if and when we generate revenue, which is highly uncertain. The amount and timing of any revenue share payments cannot be predicted and may be minimal or nonexistent if our business does not generate significant revenue. This hybrid structure may also create conflicts between the interests of SAFE holders and revenue share recipients, particularly regarding company decisions about reinvestment versus distribution. The complexity of this instrument may also make it difficult to value or to understand the potential returns and risks.

An investment in Roll Craft LLC is highly speculative and should only be made by investors who can afford to lose their entire investment. We are an early-stage company with a limited operating history, no revenue, very limited cash reserves, and an unproven business model. The vast majority of early-stage companies fail, and the video game industry has a particularly high failure rate. There are numerous risks and uncertainties that could cause us to fail to complete our game, to fail to attract players, to be unable to generate revenue, or to otherwise fail as a business. If we fail, the securities offered in this offering will likely become worthless and investors will lose their entire investment. Even if we achieve some level of success, there is no guarantee that the value investors receive from their securities, whether through conversion to equity or revenue share payments, will equal or exceed their initial investment. Investors should not invest any funds in this offering that they cannot afford to lose entirely and should consider this investment as part of a diversified portfolio of high-risk investments.

There is no public market for the securities being offered, and we do not expect that a public market will ever develop. The securities have not been registered under the Securities Act of 1933 or any state securities laws and are being offered in reliance on exemptions from registration requirements. As a result, the securities are subject to significant restrictions on transfer and cannot be resold unless they are registered or an exemption from registration is available. Under federal securities laws, the securities cannot be resold for at least one year from the date of purchase except in very limited circumstances. Even after this one-year period, resale will remain restricted and will likely require compliance with Rule 144 or another exemption, which may impose additional holding periods and other conditions. As a private company, we have no obligation to register the securities or to facilitate any secondary market. Investors should assume that they will not be able to liquidate their investment for an indefinite period and may never be able to sell their securities. The lack of liquidity may make it impossible for investors to access their invested capital even if they have an urgent need for funds.

Investors in this offering will hold a minority position in the company and will have no ability to control or significantly influence company decisions. All major decisions regarding the company's business, operations, financing, and strategy will be made by management and any existing controlling stakeholders without input from

and any existing controlling stakeholders without input from investors in this offering. Management will have broad discretion in how to use the proceeds from this offering, and investors will have no ability to direct or restrict such use. The company is not obligated to pay dividends, make distributions, or provide any return to investors, and management may decide to reinvest all proceeds and future earnings back into the business indefinitely. As a private company making a Regulation Crowdfunding offering, we are required to provide only limited ongoing information to investors, significantly less than what public companies must disclose. Investors will have limited visibility into the company's operations, financial performance, and strategic decisions. This lack of control and limited information makes it difficult for investors to protect their interests or to make informed decisions about holding or, if possible, selling their investment.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 50.1% Platform Development, 16% Team Costs, 7% Business Costs, 19% Additional User Acquisition. 7.9% Wefunder fee

---

If we raise: **$124,000**

Use of Proceeds: 50.1% Platform Development, 16% Team Costs, 7% Business Costs, 19% Additional User Acquisition. 7.9% Wefunder fee Raising our maximum will allow us to complete more features in our game. At $50k we'll be able to get to market with a basic MVP game. The game will start generating revenue, but it won't be feature complete. The extra funds allow us to have more developer resources to expand the launch.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's

refund amount the investor will receive, and refund the investor's funds.

<u>The Company's right to cancel.</u> **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Terms of the Revenue Share Agreement:

The company is issuing agreements to investors entitling them to repayment based on company revenues. Each investor's principal is the amount invested. The company will use 5% of its Adjusted Gross Revenues (less client refunds, chargebacks, and any taxes collected on behalf of governmental authorities) to repay investors. These payments will be made quarterly, starting 180 days after the effective date of the agreement.

Each payment will be distributed pro rata among all investors based on the size of their investment. The company will continue making payments until each investor has received 2x their original investment (or 2.2x for investors in the first $50k/Wefunder VIP investors), provided that the company may defer up to one quarterly payment with advance notice to investors (a "Permitted Deferral").

The company may prepay all or part of the amounts due at any time. Prepayments must also be made pro rata to all investors.

In the event of default—including missed payments (except Permitted Deferrals), bankruptcy filing, or insolvency proceedings—all unpaid amounts become immediately due and payable.

Payments under this agreement are treated as loan repayments for tax and legal purposes, not as equity. Investors who receive more than their pro rata share must return the excess to be redistributed among all investors.

The agreement does not grant investors any voting rights, management rights, or equity ownership unless converted in connection with a future equity financing or liquidity event.

Adjusted Gross Revenues: "Adjusted Gross Revenues" means all of the Company's cash receipts from all sales of any kind, less the following deductions: (i) third-party platform fees and revenue share amounts retained by distribution platforms (including but not limited to Steam, Apple App Store, Google Play Store, and any similar digital storefronts); (ii) payment processing fees charged by third-party payment processors; (iii) customer refunds actually paid or credited; (iv) chargebacks and disputed transaction amounts actually reversed; and (v) applicable sales taxes, VAT, or similar taxes collected from customers and remitted to governmental authorities. For the avoidance of doubt, "Adjusted Gross Revenues"

authorities. For the avoidance of doubt, "Adjusted Gross Revenues" shall be calculated based on amounts actually received and retained by the Company after the foregoing deductions.

Terms of the SAFE:

We are offering a Simple Agreement for Future Equity (SAFE) that provides investors the right to receive Capital Units in the Company, if and when the Company conducts an equity financing.

Conversion to Preferred Equity:

Equity Financing:
If the company conducts an Equity Financing (sale of Preferred Units at a fixed valuation), the SAFE will automatically convert into the greater of:

1. The number of Standard Preferred Units equal to the Purchase Amount divided by the lowest price per unit offered to new investors; or
2. The number of SAFE Preferred Units equal to the Purchase Amount divided by the "SAFE Price," based on a post-money valuation cap of $3,000,000 or $2,700,000 for the first $50k of investors/Wefunder VIP investors.

SAFE Preferred Units will have the same rights as Standard Preferred Units, except that price-based preferences (like liquidation or dividend preferences) are based on the SAFE conversion terms. SAFE Preferred Units carry no voting rights, unless otherwise required by law.

Liquidity Event:
If there is a Liquidity Event (such as a sale of the company or IPO), the SAFE entitles the investor to receive the greater of:

1. The Repayment Amount (2x the original investment, or 2.2x for Early Bird/VIP investors), or
2. The value of the number of Common Units equal to the Repayment Amount divided by the "Liquidity Price."

If the company needs to qualify the transaction as a tax-free reorganization, it may reduce the cash portion of the payout, as long as the total value received remains the same and the change is applied pro rata to all investors with equal priority.

In a liquidity or dissolution event, investor payouts are:

- Junior to outstanding debt and creditor claims,
- Equal in priority with other SAFE and Preferred Unit holders, and
- Senior to holders of Common Units.

Dissolution Event:
If the company dissolves, investors receive their Repayment Amount after Senior Preferred Holders are paid. If funds are insufficient, assets are distributed pro rata among SAFE holders based on unpaid Repayment Amounts.

Repurchase Option:
If the company expects to trigger SEC reporting due to too many unit holders, it may repurchase the SAFE at the greater of:

- The Repayment Amount, or
- The fair market value of the SAFE (as determined by an independent appraiser).

If an Equity Financing occurs within 3 months of repurchase and the SAFE would have been worth more, the company must pay the difference to the investor.

VIP Bonus: Roll Craft LLC will offer a discount to the normal terms

VIP Bonus: Roll Craft LLC will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV: Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights: If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor: The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability: The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

- ☐ Yes
- ☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:
i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
A. the Purchase Amount may not be amended, waived or modified in this manner,
B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Units	20,000,000	0	No
Common Units	10,000,000	9000000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

There are two classes of security. 10,000,00 with voting rights and 20,000,000 without voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's

interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Start a New Adventure - Join Our Team of Industry Veterans as we Launch an Exciting Game Studio.

The Company is a game studio that specializes in HTML5 games. Their mission is to develop a portfolio of profitable web-based games, beginning with their flagship game, Roll Craft.

Milestones

Roll Craft LLC was organized in the State of California in June 2025.

Since then, we have:

- Founding team with decades of game industry & media experience.
- Founders have launched multiple RPG's in the past. Including top 25 titles like Mafia Wars.
- Early traction with partnerships for over 80K users with popular portals: Poki, Ray and Armor Games.
- Leveraging HTML5 & AI for efficient development & global reach.
- Targeting $8.1B global strategy game market with a clear opening
- Live demo is available on request. https://www.rollcraft.gg/play-now/

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in June 2025 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $0.
- *Assets*. As of December 31, 2025, the Company had total assets of $1,257.35, including $1,257.35 in cash.
- *Net Loss*. The Company has had net losses of $22,281.65 through December 31, 2025.
- *Liabilities*. The Company's liabilities totaled $0 through December 31, 2025.

Liquidity & Capital Resources

To date, the Company has been funded with $25k in capital contributions from the founder team.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Roll Craft LLC cash in hand is $2,000, as of April 2026. Over the last

three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,000/month, for an average burn rate of $3,000 per month. Our intent is to be profitable in 6 months.

Starting in Q2 2025 we stated development of our Demo game. The 3 founders paid for this development with personal funds contributed to the company.

Our costs will be around $150,000 to finish the development of the first game and the platform. Once that's done and the game is live we estimate we'll be profitable within 3 months of launch. Because we're working with a number of 3rd party tool providers, our internal burn rate is very low. We are anticipating roughly $80k in expenses over the next six months, with early revenue looking to be $40k over the next six months.

We estimate we'll need a minimum of $200,000 to finish development of the platform and get to market. Our development partner has given us a estimate of $150,000 to finish the features we need to go live with the first game. From there we'll have an ongoing contract with them for around $10,000 per month is continued improvements and live operations.The additional funds from the raise will go towards paying internal staff, like support, marketing and growth. We'll also look to spend some funds on additional user acquisition to increase growth.

We have been bootstrapping the development to date. As we have finished our demo for the campaign we're not currently spending any funds on further development until we complete our fundraise. For an additional expenses for the company we'll be covering those from the co-founders.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Robert Carroll, certify that:

(1) the financial statements of Roll Craft LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Roll Craft LLC included in this Form reflects accurately the information reported on the tax return for

Roll Craft LLC filed for the most recently completed fiscal year.

Robert Carroll
Fractional Product Management Consulting

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If

authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://rollcraft.games//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates

or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Roll Craft EB SAFE + Revenue Share
- SPV Subscription Agreement
- Roll Craft SAFE + Revenue Share

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Greg Berg
- Peter Hansell
- Robert Carroll

Appendix E: Supporting Documents

- Roll_Craft_LLC_Operating_Agreement_6-1-25__3_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Roll Craft EB SAFE + Revenue Share
- SPV Subscription Agreement
- Roll Craft SAFE + Revenue Share

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

Greg Berg

Peter Hansell

Robert Carroll

Appendix E: Supporting Documents

Roll_Craft_LLC_Operating_Agreement_6-1-25__3_.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Roll Craft LLC

By

Robert Carroll

CEO - Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Robert Carroll

CEO - Co-Founder

4/3/2026

Peter Hansell

Vice President - Co-Founder

4/3/2026

Gregory B Berg

President

4/3/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.